Finance.

20th March, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.





08001624

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683



www.mol.hu

▶ **MOL Plc.**

INVESTOR NEWS

20 March 2008

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 19 March 2008, based on the announcement made on 16 July 2007 and modified on 22 January 2008, MOL bought 19,500 treasury shares at an average price of 20,824 HUF/share on the Budapest Stock Exchange through ING Bank Ltd. as investment service provider. Following this transaction MOL owns 81,600 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

INVESTOR NEWS

21 March 2008

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 20 March 2008, based on the announcement made on 16 July 2007 and modified on 22 January 2008, MOL bought 21,000 treasury shares at an average price of 20,004 HUF/share on the Budapest Stock Exchange through ING Bank Ltd. as investment service provider. Following this transaction MOL owns 102,600 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

END